UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSURERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          ADVANCED PRODUCTS GROUP, INC
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

              DELAWARE                                      75-2035917
-------------------------------                 --------------------------------
 (STATE OR OTHER JURISDICTION OF                (IRS EMPLOYER IDENTIFICATION NO.
   INCORPORATION OR ORGANIZATION)



7820 S. HOLIDAY DRIVE SUITE 205, SARASOTA, FLORIDA            34231
--------------------------------------------------          ---------
(ADDRESS OF PRINCIPAL OFFICE)                               (ZIP CODE)

Issuer's telephone number (941) 924-0007
                          ----------------

Securities to be registered pursuant to Section 12(b) of the Act

Title of each class                   Name of each exchange on which registered

APGP COMMON SHARES                                   NASD OTC BB
-------------------------------       ------------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act

--------------------------------------------------------------------------------

ITEM 1. BUSINESS DESCRIPTION: ADVANCED Products Group, Inc. (the "Company") is a market based company selling soaps, hand cleaners and other related products primarily in the automotive aftermarket. Originally formed as a Nevada Corporation on August 27, 1998, using the name Cra-Z Soap Corp. The Company filed articles of Amendment on March 12, 1999 and changed its name to Advanced Products Group, Inc.

         Pursuant to an Agreement of Merger dated August 28, 1998, the Company merged into Advanced Technologies Group, Inc., a Delaware Corporation organized under the laws of Delaware on March 25, 1987. By this Agreement of Merger Cra-Z Soap, a Nevada Corporation, (the legal acquiree) and Advanced Technologies Group, Inc., a Delaware Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.

         Shareholders of the legal acquiree surrendered 100% of the outstanding shares in exchange for 1,100,000 shares of Common Stock and 310,000 Series A Super Preferred Voting Shares of the legal acquirer.

         On April 30, 1999, Advanced Technologies Group, Inc., the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the State of Delaware changing its name to Advanced Products Group, Inc. The majority of the shareholders voted to cancel the outstanding Series A Super Preferred Voting Shares.

         The share exchange of a private operating company, (Cra-Z Soap, Corp.) into a non-operating public shell corporation (Advanced Technologies Group, Inc.), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

(B) 1. The principal products of the Company are proprietary formulae for a heavy duty hand cleaner for which it holds a license for the exclusive sale, manufacture and distribution from Masters Marketing, a privately held Tennessee Corporation. This product is well suited to the automotive aftermarket as it is a strong remover of grease and grime generally associated with mechanic type work. In addition to the hand cleaner the Company has several other cleaning chemical products such as a car wash, oil remover, cement cleaner, and degreaser.

    2. The Company relies heavily on traditional distribution channels through the use of manufacturers' representatives. In addition, it has an agreement with Telebrands, Inc. to provide infomercial and other media advertising in the hopes of generating a wider retail distribution network.

    3. Recently the Company announced the development of an Internet web site for the sale and distribution of OEM, and Replacement auto parts, WWW.GOAUTOPARTSDIRECT.COM. This site is currently under construction and a working model can be viewed a WWW.ADVANCED.COM. The Company is in the process of establishing a manufacturer's advisory committee and expects to be live with its site in the very near future. The Company's marketing strategy is to establish a portal site for the direct communication and purchase of parts from participating manufacturers. The Company as such eliminates the wholesaler from the distribution channel. It is expected that this will provide consumers with better pricing for their auto parts needs.

    4. The hand cleaner market is extremely competitive and the Company currently holds a very small market share. The Company has expanded to the auto parts industry because management has well over 60 combined years of experience in that industry. The Company anticipates including its hand cleaners as part of the accessory line it will sell over the Internet. The Internet market is expected to grow to over a trillion dollars by 2003. While there are some 20,000 sites having to do with auto parts only a few retail parts. Of those only two (2) do not require an e-mail response and none are direct to manufacturers, each of the sites acts as a wholesaler.

    5. Hand Cleaner and other cleansing chemical products are manufactured for the Company by Agreement with Diamond Chemical Company and Costco manufacturing. The availability of raw materials is excellent.

    6. The Company's consumer base is large and it does not rely on one or even a few major customers but on a broad based marketing and advertising program.

    7. By a license Agreement with Masters Marketing and Development, a Tennessee corporation, Advanced Products Group, Inc has the exclusive right to manufacture a heavy duty hand cleaner, which formula is proprietary to Masters Marketing and Development, Inc.

    8. The chemicals used in the Company's hand cleaner are environmentally friendly and do not require any license from any governmental agency at this time.

    9. At the present time the Company has four (4) full time employees.

(C) The Company shall voluntarily provide its shareholders with an annual report that will include audited financial statements. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ITEM 2. MANAGEMENT'S DECISIONS AND ANALYSIS OR PLAN OF OPERATIONS:

         PLAN OF OPERATION:

         The Company is a developmental stage company. It has developed a comprehensive marketing plan to launch its Internet web site. The Company has entered into an agreement with Telebrands, Inc to provide media exposure of its web site. Additionally, management is in the process of completing agreements with several manufacturers' representatives to provide direct access to various auto aftermarket manufacturers.

         No Internet site can be successful without strong media advertising. The Company has forged a strategic alliance with one of the largest producers and purchasers of TV advertising time. They are committed to help us launch our program with TV and radio and an infomercial as well. With their help and that of our marketing and advertising agency, Daugherty Tegarden Hanley, management is confident that will make our site successful.

         The Company's Internet site will allow users to directly purchase from various manufacturers OEM, Replacement and Accessory auto parts; additionally the user will be linked to an auction site that will specialize in antique automobiles and trucks. At this site the user will be able to link directly with used auto parts facilities to search for hard to find parts and accessories.

         Additionally the site will provide an avenue of distribution for its cleaning products. This is a highly competitive arena and a captive distribution channel through the Internet should facilitate the launch of this product to the market place.

         The Company can satisfy its cash requirements for a period of 60 days from September 1, 1999. It is currently engaged in raising sufficient capital to launch it Internet site and is expecting to raise such capital.

         The Company has researched the number and type of auto parts sites found on the Web. There are some 20,000 sites having something to do with auto parts. Only a few sell auto parts and only two provide for sales without a requirement for an e-mail transaction. None of the sites provide direct access to the manufacturer, each being a distributor site. Additionally, the Company plans to continue its research into the technical requirements, most especially software, to provide the direct type of service it envisions. It does expect that these technical requirements will require significant purchases of both hardware and software in the near term. Management expects these expenditures to be approximately $250,000. Management also anticipates that the Company will not require any significant new employment to accomplish its launch.

ITEM 3. DESCRIPTION OF PROPERTY:

         (A) The Company does not own any property other than business machines, computers and telephonic equipment. All of its equipment is in good working order. It principal location 7820 S. Holiday Drive, Suite 205, Sarasota, Florida is rented.

         (B) At the present time the Company has no investment policy with respect to any real estate transactions. Pursuant to the By-laws the Board of Directors has the sole discretion for any such investment without limitation. Any change in this regard would require the vote of the shareholders.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (A)  Security ownership of certain beneficial owners.

----------------------- ------------------------------------- ----------------------------------- ---------------------
         (1)                            (2)                                  (3)                          (4)
                                      NAME AND                            AMOUNT AND
TITLE OF CLASS              ADDRESS OF BENEFICIAL OWNER           NATURE OF BENEFICIAL OWNER      PERCENT OF CLASS
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Nathan Drage, Esq.
                        6975 S Union Park Center              1,000,000                           33%
Common Voting           Suite 600
                        Salt Lake City, Utah                  Individual
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Cede & Co.
                        Box 222                               207,000                             6.9%
Common Voting           Bowling Green Station                 Institutional
                        New York, New York 10014
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Hamilton, Ltd.
                        Box SS-6827                           222,000                             7.4%
Common Voting           Nassau, Bahamas                       Institutional

----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Castle Pines, Inc
                        Box F-42544                           222,000
Common Voting           Freeport, Bahamas                     Institutional                       7.4%
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        National Colonial, Inc
                        Citibank Bldg 2nd Floor
Common Voting           42544                                 348000                              11.6%
                        Freeport, Bahamas                     Institutional
----------------------- ------------------------------------- ----------------------------------- ---------------------

         (B)  Security ownership of management:

----------------------- ------------------------------------- ----------------------------------- ---------------------
         (1)                            (2)                                  (3)                          (4)
----------------------- ------------------------------------- ----------------------------------- ---------------------
                                      NAME AND                            AMOUNT AND
TITLE OF CLASS              ADDRESS OF BENEFICIAL OWNER           NATURE OF BENEFICIAL OWNER      PERCENT OF CLASS
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Ronald Weprin                         100000
                        420 Beach Rd # 403                    Director and Secretary              3.3%
Common Voting           Sarasota, Florida
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Rus D'Agata                           82000
                        512 Armada Rd S #5                    Director and Executive VP           2.75%
Common Voting           Venice, Florida
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Richard Herman                        135000
                        734 Franklin Ave  #271                Director                            4.5%
Common Voting           Garden City, NY
----------------------- ------------------------------------- ----------------------------------- ---------------------
                        Edward J. da Parma, Jr.               16666
                        2462 85th Street                      President and CEO
Common Voting           Brooklyn, NY 11214                                                        .06%
----------------------- ------------------------------------- ----------------------------------- ---------------------

         (C) There are no arrangements that would result in a change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

         (A)  The following are the Directors and Executive Officers of the
              Company:

              Edward J. da Parma, Jr., age 50, President and CEO term of office 2 years began serving March 12, 1999. Prior to Advanced Products Group, Inc. Mr. da Parma served as the managing partner of Aim 4 Legal and Consulting, LLP and has held various senior management positions with Farberware, Inc and ACCO USA (formerly Swingline, Inc.)

              Ronald Weprin, age 57, Secretary/ Treasurer, term of office 2 years, began serving August 29, 1998. Prior to taking a leadership position with APG, Mr. Weprin was a partner in Masters Marketing and Development. Masters developed a proprietary formula for a heavy-duty hand cleaner, which licensed Cra-Z Soap Inc, which in turn merged with Advanced Technologies Group, Inc. give birth to what eventually became Advanced Products Group, Inc. Mr. Weprin brings over 30 years of auto aftermarket experience to the Company. He began his career in his family's auto parts business, and later as VP for Marketing for Al Automotive. Mr. Weprin also serves as a Director of the Company.

              Rus D'Agata, age 56, Director and VP Administration, term of office 2 years began serving on August 29, 1998. . He has enjoyed a successful career in the automotive aftermarket working for the automotive divisions of Congoleum Corporation and A1 Automotive. He successfully led these divisions to increased sales and profitability. In 1989, Mr. D'Agata formed his own consulting firm that specialized in the oil and gas industry. Among the clients Mr. D'Agata's firm provided management consulting to Shell, Amoco, Mobil and Kimbro Oil.

              Richard Herman, age 42, Director previously held the position of President and CEO from August 29, 1998 to March 12, 1999 term as director is 2 years began serving March 12, 1999. Mr. Herman brings entrepreneurial experience to the Company. He owned and operated Marl Wash and Dry Cleaning and later he established a successful auto body and repair business. He sold this business to finance the research and development required for Masters Marketing to develop its hand-cleaner product.

         (B) There are no key employees at this time other than those serving in the official capacities above.

         (C) There are no family relationships among any of the directors, executive officers, or any person nominated or chosen to be a director or executive officer.

         (D) 1. There are no legal proceedings, pending or completed against the Company, its directors, executive officers, or of any business that any such person was a general partner or executive officer.

              2. None of the directors or executive officers has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

              3. No executive officer or director has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such executive officer or director of the Company or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

              4. No executive officer or director has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.

         ITEM 6. EXECUTIVE COMPENSATION

------------------------------------------------------------------------------------------------------------------------------------
                        SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------- --------------------------------------------- -----------
                                                                                      LONG TERM COMPENSATION
--------------------------------------------------- ---------------------- --------------------------------- ----------- -----------
                                                    ANNUAL COMPENSATION    AWARDS                               PAYOUTS
-------------------- ------- ------------ --------- ---------------------- -------------- ------------------ ----------- -----------
         (A)           (B)      (C)         (D)               (E)               (F)              (G)            (H)         (I)
-------------------- ------- ------------ --------- ---------------------- -------------- ------------------ ----------- -----------
NAME AND                                                                   RESTRICTED     SECURITIES
PRINCIPLE                                           OTHER ANNUAL           STOCK          UNDERLYING         LTIP        ALL OTHER
POSITION             YEAR    SALARY       BONUS     COMPENSATION           AWARDS         OPTIONS/SAR'S      PAYOUTS     COMP
                                 ($)                                       ($)            (#)                ($)         ($)
-------------------- ------- ------------ --------- ---------------------- -------------- ------------------ ----------- -----------
CEO

Edward da Parma      1999    -0-          -0-       none                                  none               none        -0-
-------------------- ------- ------------ --------- ---------------------- -------------- ------------------ ----------- -----------
Secretary Treasurer  1998    -0-          -0-

Ronald Weprin        1999    -0-          -0-       none                                  none               none        -0-
-------------------- ------- ------------ --------- ---------------------- -------------- ------------------ ----------- -----------
Executive VP         1998    -0-          -0-

Rus D'Agata          1999    -0-          -0-       none                                  none               none        -0-
-------------------- ------- ------------ --------- ---------------------- -------------- ------------------ ----------- -----------
VP Sales             1998    -0-          -0-

Richard Herman       1999    -0-          -0-       none                                  none               none        -0-
-------------------- ------- ------------ --------- ---------------------- -------------- ------------------ ----------- -----------

The officers and directors of the Company have served without compensation other than the shares of restricted stock issued above.

         ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         (A) There have been no transactions or proposed transactions to which the Company was or is to be a party, in which any of its officers, directors, nominees had a direct or indirect material interest

         (B) The Company has not issued, either directly or indirectly, anything of value to any promoter, including money, shares, property, assets, contracts or options of any kind.

         (C) The Company has not granted any material underwriting discounts or commissions upon the sale of securities to any party who was or is to be a principal underwriter or is controlling person or member of a firm that was to be a principal underwriter.

         (D) There have been no transactions either to purchase or sell assets of the Company extraordinary to the normal business operations of the Company.

         ITEM 8. DESCRIPTION OF SECURITIES

         (A) 1. The Company is offering common equity shares with no dividend or preemption rights and voting rights of one vote per share.

              2. The Company also offers a Series C Preferred share with a coupon of 6%, a redemption value of $10.00, a face value of $10.00 with voting rights of 2votes per share and a conversion of 2 common shares for each share after one year.

         (B)  The Company has no debt securities.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND

RELATED STOCKHOLDER'S MATTERS

The Company's stock is being traded on the NASD OTC Bulletin Board since September 28, 1998. The following represents the high and low prices for each quarter therefrom.

--------------- --------------- ------------- ------------- --------------
QUARTER         DECEMBER        MARCH         JUNE          SEPTEMBER
ENDING          1998            1999          1999          1999
--------------- --------------- ------------- ------------- --------------
HIGH            7               7             16.129        15
--------------- --------------- ------------- ------------- --------------
LOW             5.25            4.67          13            3.25
--------------- --------------- ------------- ------------- --------------

In April the Company issued a 3:1 reverse split of its outstanding and issued shares reducing the total outstanding and issued shares to 3MM.

         (B) There are approximately 700 shareholders of common voting stock, and no holders of Series C Preferred shares.

         (C) There have been no dividends declared on the common equities of the Company. The stock is not restricted in any way as to limit the ability to pay dividends on common equity now or in the future.

         ITEM 2. LEGAL PROCEEDINGS

         There are no legal proceedings, judicial or administrative, pending against the Company.

         ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There are no disagreements between the Company's independent accountants nor has there been a change in the independent account chosen by the Company.

         ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On April 1, 1999 the Company filed a Form D Notice of Sale of Securities Pursuant to Regulation D with the Securities and Exchange Commission under rule 504 of the Act. The securities sold were common shares and the aggregate dollars sold was $418,545 to three non-accredited investors, Colonial National, Ltd., Hamilton, Ltd. and Castle Pines, Inc. No officer, director or affiliate received any payment from these funds. All proceeds have been used to pay indebtedness to others.

         ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         There is nothing in the Company charter, by-laws, contracts or other agreements or arrangements that would insure or indemnify a controlling person, director or officer of the Company as to his or her liability in that capacity.

                                    PART III
                              FINANCIAL STATEMENTS

                         Advanced Products Group, Inc.
                         (A Development Stage Company)

                              Financial Statements

                                June 30, 1999 &
                               December 31, 1998

                            SCHVANEVELDT AND COMPANY

                          CERTIFIED PUBLIC ACCOUNTANT
                         275 E. SOUTH TEMPLE, SUITE 300
                           SALT LAKE CITY, UTAH 84111
                                 (801) 521-2392

Darrell T. Schvaneveldt, C.P.A.




                          Independent Auditors Report


Board of Directors
Advanced Products Group, Inc.
(A Development Stage Company)

I have audited the accompanying balance sheets of Advanced Products Group, Inc., as of June 30, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period accumulated from August 27, 1998 (Inception) to June 30, 1999 and the period January 1, 1999 to June 30, 1999 and the period August 27, 1998 to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Advanced Products Group, Inc., as of June 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the accumulated from August 27, 1998 (Inception) to June 30, 1999 and the period January 1, 1999 to June 30, 1999 and the period August 27, 1998 to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has an accumulated deficit and a negative net worth at June 30, 1999 and December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   /s/ SCHVANEVELDT & COMPANY

Salt Lake City, Utah
August 30, 1999

                          Advanced Products Group, Inc.
                         (A Development Stage Company)
                                 Balance Sheets
                      June 30, 1999 and December 31, 1998


                                                        JUNE 30,   DECEMBER 31,
                                                          1999         1998
                                                        --------   ------------

           Assets

CURRENT ASSETS

      Cash in Bank                                      $   710     $ 31,770
      Accounts Receivable                                   127        8,357
      Interest Receivable                                 2,215          -0-
      Inventory                                             -0-        1,343
      Prepaid Expenses                                      -0-        1,400
                                                        -------     --------

           Total Current Assets                           3,052       42,870
                                                        -------     --------

           Total Assets                                 $ 3,052     $ 42,870
                                                        =======     ========

   The accompanying notes are an integral part of these financial statements

                         Advanced Products Group, Inc.
                         (A Development Stage Company)
                           Balance Sheets -Continued-
                      June 30, 1999 and December 31, 1998


                                                                  JUNE 30,      DECEMBER 31,
                                                                    1999            1998
                                                                 ---------      ------------
           Liabilities & Stockholders' Equity

CURRENT LIABILITIES

      Accounts Payable                                           $ 107,624       $  47,300
      Accrued Expenses                                               5,980             221
      Loans Payable                                                    -0-          60,970
                                                                 ---------       ---------

           Total Current Liabilities                               113,604         108,491

STOCKHOLDERS' EQUITY

      Preferred Stock; 1,000,000 Shares Authorized
         at $0.001 Par Value No Shares & 99,327 Shares
         Issued & Outstanding Retroactively Restated                   -0-             100
      Common Stock; 40,000,000 Shares Authorized
         at $0.001 Par Value 3,060,590 Shares
         & 1,675,952 Shares Issued & Outstanding
         Retroactively Restated                                      3,061           1,675
      Paid In Capital                                              551,273          34,584
      Outstanding Notes Receivable for Sale of Shares Issued      (403,410)            -0-
      Accumulated in the Development Stage                        (261,476)       (101,980)
                                                                 ---------       ---------

           Total Stockholders' Equity                             (110,552)        (65,621)
                                                                 ---------       ---------

           Total Liabilities & Stockholders' Equity              $   3,052       $  42,870
                                                                 =========       =========



   The accompanying notes are an integral part of these financial statements

                         Advanced Products Group, Inc.
                         (A Development Stage Company)
                            Statements of Operations
         Accumulated from August 27, 1998 (Inception) to June 30, 1999 and the Period January 1, 1999 to June 30, 1999
              and the Period August 27, 1998 to December 31, 1998

                                                                  JUNE 30,         DECEMBER 31,
                                               ACCUMULATED          1999              1998
                                               -----------       -----------       -----------
REVENUES

      Sales                                    $    14,336       $     5,830       $     8,506
      Cost of Sale                                   3,090             1,343             1,747
                                               -----------       -----------       -----------

                 Total Revenues                     11,246             4,487             6,759

OPERATING EXPENSES

      Royalties                                    200,000           120,000            80,000
      Travel                                        32,072            17,884            14,188
      Telephone                                     12,844             9,551             3,293
      Rent                                           5,262             4,562               700
      Professional Fees                              5,217             3,621             1,596
      Advertising                                    8,760             1,267             7,493
      General & Administrative Expenses             11,240             9,769             1,471
                                               -----------       -----------       -----------

                 Total Operating Expenses          275,395           166,654           108,741
                                               -----------       -----------       -----------

OTHER INCOME

      Interest                                       2,673             2,673               -0-
                                               -----------       -----------       -----------

           Net Loss                            $  (261,476)      $  (159,494)      $  (101,982)
                                               ===========       ===========       ===========

           Loss Per Share                                        $      (.07)      $      (.10)

           Weighted Average Shares Outstanding                     2,364,502         1,036,900


   The accompanying notes are an integral part of these financial statements

                          Advanced Products Group, Inc.
                         (A Development Stage Company)
                       Statement of Stockholders' Equity
               From August 27, 1998 (Inception) to June 30, 1999

                                        COMMON STOCK              PREFERRED STOCK       PAID IN     ACCUMULATED
                                  SHARES           AMOUNT       SHARES       AMOUNT     CAPITAL       DEFICIT
                                 ------------------------------------------------------------------------------
Beginning Balance
August 27, 1998 (Inception)            -0-    $  -0-          -0-       $  -0-            -0-         $  -0-

Shares held by Shareholders
of Advanced Technology
Group, Inc. Retroactively
Restated                         1,117,863     1,118          -0-          -0-          2,236            -0-

Shares Issued to Acquire,
Shares Outstanding of
Cra-Z Soap, Corp.,
Retroactively Restated             417,332       417      103,517          104            835            -0-

Shares Issued to Convert
Series A Preferred to
Common Shares
Retroactively Restated              83,807        84       (4,190)          (4)           247            -0-

Shares Issued for Cash at
$15.00 Per Share
Retroactively Restated                 200       -0-          -0-          -0-          3,003            -0-

Shares issued for Cash at
$3.00 Per Share
Retroactively Restated                 167       -0-          -0-          -0-            501            -0-

Shares Issued for Cash at
$0.60 Per Share
Retroactively Restated              25,000        25          -0-          -0-         14,975            -0-

Shares Issued for Cash at
$1.50 Per Share
Retroactively Restated               6,667         7          -0-          -0-          9,973            -0-


    The accompanying notes are an integral part of these financial statements

                          Advanced Products Group, Inc.
                         (A Development Stage Company)
                 Statement of Stockholders' Equity -Continued-
               From August 27, 1998 (Inception) to June 30, 1999

                                          COMMON STOCK              PREFERRED STOCK           PAID IN     ACCUMULATED
                                    SHARES            AMOUNT      SHARES       AMOUNT         CAPITAL       DEFICIT
                                -------------------------------------------------------------------------------------
Shares Issued for Service
at $0.003 Per Share
Retroactively Restated              24,583               24          -0-          -0-             714           -0-

Shares Issued for Service
at $6.00 Per Share
Retroactively Restated                 333              -0-          -0-          -0-           2,100           -0-

Net Loss for Period Ended
December 31, 1998                                                                                          (101,980)
                                -------------------------------------------------------------------------------------
Balance,
December 31, 1998                1,675,952            1,675       99,327          100          34,584      (101,980)

Shares Issued to Convert
Series A Preferred to
Common Shares
Retroactively Restated             390,333              390      (19,516)         (20)             20           -0-

Shares issued for Services
at $8.00 Per Share
Retroactively Restated                  66                1          -0-          -0-             581           -0-

Shares Issued for Services
at $0.60 Per Share
Retroactively Restated               8,333                8          -0-          -0-           4,992           -0-

Shares Issued for Services
at $0.003 Per Share
Retroactively Restated             275,833              276          -0-          -0-             552           -0-

Shares Issued for Note
Receivable on Option to
Acquire Common Stock at
$0.001 for $.003 Per Share
Retroactively Restated              33,333               33          -0-          -0-              67           -0-


    The accompanying notes are an integral part of these financial statements

                          Advanced Products Group, Inc.
                         (A Development Stage Company)
                 Statement of Stockholders' Equity -Continued-
               From August 27, 1998 (Inception) to June 30, 1999

                                         COMMON STOCK               PREFERRED STOCK          PAID IN   ACCUMULATED
                                     SHARES        AMOUNT         SHARES        AMOUNT       CAPITAL     DEFICIT
                                 ---------------------------------------------------------------------------------
Shares Issued for Notes
Receivable at $0.75 Per
Share Retroactively Restated         666,666            667          -0-           -0-       499,333          -0-

Shares Issued for Services
at $14.53 Per Share                       74              1          -0-           -0-         1,074          -0-

Shares Issued for Cash
at $1.00 Per Share                    10,000             10          -0-           -0-         9,990          -0-

Series A Preferred Shares
Returned & Canceled                      -0-            -0-      (79,811)          (80)           80          -0-

Loss for Period Ended
June 30, 1999                                                                                            (159,494)
                                 ---------------------------------------------------------------------------------
Balance, June 30, 1999             3,060,590     $    3,061          -0-        $    0     $ 551,273    $(261,474)
                                 =================================================================================



    The accompanying notes are an integral part of these financial statements

                         Advanced Products Group, Inc.
                         (A Development Stage Company)
                            Statement of Cash Flows
         Accumulated from August 27, 1998 (Inception) to June 30, 1999 and the Period January 1, 1999 to June 30, 1999
              and the Period August 27, 1998 to December 31, 1998

                                                                                JUNE 30,      DECEMBER 31,
                                                              ACCUMULATED        1999             1998
                                                              -----------      ---------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                    $(261,476)      $(159,494)      $(101,982)
   Adjustment to Reconcile Net Loss to Cash
     Non Cash Expenses                                            10,750           2,873           7,877
   Changes in Operating Assets & Liabilities
     (Increase) Decrease in Accounts Receivable                     (127)          8,230          (8,357)
     (Increase) Decrease in Interest Receivable                   (2,215)         (2,215)            -0-
     (Increase) Decrease in Inventory                                -0-           1,343          (1,343)
     (Increase) Decrease in Prepaid Expenses                         -0-           1,400          (1,400)
     Increase in Accounts Payable                                107,624          60,324          47,300
     Increase in Accrued Expenses                                  5,980           5,759             221
                                                               ---------       ---------       ---------

           Net Cash by Operating Activities                     (139,464)        (81,780)        (57,684)

CASH FLOWS FROM INVESTING ACTIVITIES                                 -0-             -0-             -0-
                                                               ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from Sale of Common Stock                            140,174         111,690          28,484
   Increase in Loan Payable                                          -0-         (60,970)         60,970
                                                               ---------       ---------       ---------

           Net Cash Provided by Financing Activities             140,174          50,720          89,454
                                                               ---------       ---------       ---------

           Increase (Decrease) in Cash & Cash Equivalents            710         (31,060)         31,770

           Cash & Cash Equivalents at Beginning of Period            -0-          31,770             -0-
                                                               ---------       ---------       ---------

           Cash & Cash Equivalents at End of Period            $     710       $     710       $  31,770
                                                               =========       =========       =========


   The accompanying notes are an integral part of these financial statements

                         Advanced Products Group, Inc.
                         (A Development Stage Company)
                         Notes to Financial Statements

NOTE #1 - CORPORATE HISTORY

Advanced Products Group, Inc., (the Company), is a market based company selling soaps, hand cleaners and other related products. Originally formed as a Nevada Corporation on August 27, 1998, using the name Cra-Z Soap Corp. the Company filed Articles of Amendment on March 12, 1999, and changed its name to Advanced Products Group, Inc.

Pursuant to an Agreement of Merger dated August 28, 1998, the Company merged into Advanced Technologies Group, Inc., a Delaware Corporation organized under the laws of the state of Delaware on March 25, 1987.

The Company is considered to be a development stage company.

NOTE #2 - SIGNIFICANT ACCOUNTING POLICIES

A.   The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.
E. Consolidation Policies: The accompanying consolidated financial statements include the accounts of the company and its majority - owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.
F. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets of the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.

NOTE #3 - REVERSE TAKEOVER AND RECAPITALIZATION

Pursuant to an Agreement of Merger dated August 27, 1998, Cra-Z-Soap Corp., a Nevada Corporation, (the legal acquiree) and Advanced Technologies Group, Inc., a Delaware Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.

                         Advanced Products Group, Inc.
                          (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #3 - REVERSE TAKEOVER AND RECAPITALIZATION -CONTINUED-

Shareholders of the legal acquiree surrendered 100% of the outstanding shares in exchange for 1,100,000 Shares of Common Stock and 310,550 Series A Super Preferred Voting Shares of the legal acquirer.

On April 30, 1999, Advanced Technologies Group, Inc., the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the state of Delaware changing its name to Advanced Products Group, Inc.

The share exchange of a private operating Company, (Cra-Z-Soap Corp.) into a non-operating public shell corporation (Advanced Technologies Group, Inc.), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

This transaction is considered to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible is recorded.

APB No., 16, paragraph 70 states that, "Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer."

Staff accounting Bulletin Topic 2A affirms the above principle and gives guidelines that the post reverse-acquisition comparative historical financial statements furnished for the legal acquirer should be those of the legal acquiree.

In accordance with this guideline the outstanding shares of Cra-Z Soap Products Corp., have been retroactively restated on the Balance Sheet, and the Statement of Stockholders' Equity to give effect to the three shares for one share exchange. The retroactively restated shares have been used in the Computations for Earnings (Losses) Per Share to preserve comparability of those figures.

                          Advanced Products Group, Inc.
                          (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #4 - INCOME TAXES

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal revenue Codes are met. These losses are as follows:

                                      Year of Loss    Amount    Expiration Date
                                     -------------------------------------------
                                          1998      $ 101,226         2018

                                                                      1999
                                                                   ----------

     Current Tax Asset Value of Net Operating Loss Carryforwards
       at Current Prevailing Federal Tax Rate                      $  34,416
     Evaluation Allowance                                            (34,416)
                                                                   ---------
          Net Tax Asset                                            $     -0-
                                                                   =========
          Current Income Tax Expense                                     -0-
          Deferred Income Tax Benefit                                    -0-

NOTE #5 - GOING CONCERN

The Company has no assets and no operations from which it can obtain working capital. The Company recognizes that it must find a source of working capital or the Company may not be able to continue its existence.

NOTE #6 - LICENSE AGREEMENT

On August 27, 1998, Cra-Z Soap Corp., (the Licensor) entered into an Agreement with Masters Marketing and Development, Inc., a Tennessee Corporation (the Licensor). Pursuant to the Agreement the Licensor granted to the Licensee property that is identified as all formulas, patents, applications for patents, trade secrets, improvements, technology or technological products, intellectual properties, know-how, ideas, methods, processes and concepts, and devices ("formulas"), whether now existing or hereafter conceived, developed or acquired by Licensor relating to the product known as Cra-Z Soap or any similar product or any application of the formulas to any product or commercialization thereof.

                          Advanced Products Group, Inc.
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #6 - LICENSE AGREEMENT -CONTINUED-

A royalty often percent (10%) of the Adjusted Gross Sales price of any Products sold by Licensee or its Affiliates for which Licensee receives payment or Twenty Thousand Dollars and U. S. ($20,000) (the "monthly minimum"), whichever is greater ("Royalties"). "Adjusted Gross Sales Price" shall mean the gross sales price of any Products sold less returns and reasonable actual discounts or rebates. At such time as the total amount of Royalties paid reaches a sum equal to or exceeding two million dollars U.S. ($2,000,000), the percentage of Adjusted Gross Sales paid as royalty as defined above shall change from ten percent (10%) to three percent (3%) with no monthly minimum.

Licensee shall pay Licensor the Royalties on the first day of each month during the Term.

NOTE #7 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.00 per share.

The Company is authorized to issued 1,000,000 Shares of Series "A" Super Preferred Voting Shares. Pursuant to the Agreement of Merger 103,517 Series "A" Super Preferred Voting Shares, retroactively restated have the following characteristics;

     A. Voting Rights: The holder of each share of the Shares shall have the right to cast twenty (20) votes per Share held on any and all matters presented for shareholder consideration. Each holder of common shares may cash one (1) vote per common share held on any and all matters presented for shareholder consideration.
     B. Preference: Holders of the Shares shall be preferred over holders of common shares for payment of dividends or in any distribution to shareholders resulting from liquidation of the issuer.
     C. Face Value and Redemption Value: The Shares have a face value of $1.00 each. The Shares may be redeemed by the issuer prior to any conversion thereof any time after two (2) years from date of issuance for $1.00 each at the option of the issuer.
     D. Dividends: The Shares earn a non-cumulative dividend of three percent (3%) annually based upon the Shares face value and redemption value. Dividends shall be paid from earnings of the issuer, if any.
     E. Conversion: The Shares may be converted into restricted common shares at any time commencing two (2) years after date of issuance. Each Series "A" Preferred Voting Share may be converted into twenty (20) restricted common shares. The holding periods of any restricted common shares issued as a result of conversion for purposes of Rule 144, or any subsection thereof, as promulgated by the Securities & Exchange Commission, shall commence upon the date of issuance of any such Series converted.

                         Advanced Products Group, Inc.
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #7 - STOCKHOLDERS' EQUITY -CONTINUED-

On March 12, 1999, at a Special Meeting, Shareholders authorized a one for three split of the issued and outstanding shares of common and preferred stock. Retroactive restatement has been made to the financial statements. The remaining preferred shares outstanding were returned to the Company at no cost and were canceled.

The Company issued 24,916 shares of common stock for services valued at $2,838 in 1998 and 317,639 shares for services valued at $7,585 in 1999.

The Company issued shareholders of Advanced Technologies Group, Inc., options to acquire up to 666,667 post split shares of common stock at $0.75 per share. In 1999, the Shareholders exercised the options and the Company issued 666,667 shares of common stock for Notes Receivable of $500,000. At June 30, 1999, the Company had received $96,690 from one of the note holders.

NOTE #8 - NOTES RECEIVABLE

The Company has three short term notes receivables as follows;

Note #1 - From a Business Entity, Note of $166,667 is dated April 1, 1999,
Due March 31, 2000, Interest at .025% Per Annum                                $ 166,667

Note #2 - From a Business Entity, Note of $166,667 is dated April 1, 1999,
Due March 31, 2000, Interest at .025% Per Annum                                  166,667

Note #3 - From a Business Entity, Note of $166,667 is dated April 1, 1999,
Due March 31, 2000, Interest at .025% Per Annum                                   69,976
                                                                               ---------

Total                                                                          $ 403,310
                                                                               =========

The Company issued 666,667 shares of common stock for the notes receivable. Generally accepted accounting principle require that note receivable for stock issued be offset against the equity increased from the original sale.

NOTE #9 - DEFICIT ACCUMULATED IN THE DEVELOPMENT STAGE

Subsequent to the Agreement of Merger the surviving entity is considered to be a development stage company. Deficits accumulated are as follows;

     PERIOD                                                             AMOUNT
     ---------------------------------------------------------------------------

     From August 27, 1998, (Inception) to December 31, 1998           $  101,226
     From January 1, 1999 to June 30, 1999                               160,493
                                                                      ----------
           Total                                                      $  261,719
                                                                      ==========

                          Advanced Products Group, Inc.
                          (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #10 - NEW TECHNICAL PRONOUNCEMENTS

In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 31, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ADVANCED PRODUCTS GROUP, INC.
                                              -----------------------------
                                                       (Registrant)

Date: SEPTEMBER 28, 1999                By: /s/ EDWARD J. DA PARMA, JR.
                                           -----------------------------------
                                           EDWARD J. DA PARMA, JR., PRESIDENT

                            PART IV INDEX OF EXHIBITS


EXHIBIT #                                       DESCRIPTION

2                                      CORPORATE BY-LAWS
3                                      STOCK CERTIFICATE
3.a                                    AMENDED ARTICLES OF INCORPORATION
6.a                                    LICENSE AGREEMENT

                               ADDITIONAL EXHIBITS

A.                                     MERGER AGREEMENT
B.                                     FORM D